Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

July 18, 2024

Re:	Mode Mobile, Inc.
Offering Statement on Form 1-A/A
Filed July 2, 2024
File No. 024-12419

Ladies and Gentlemen:

On behalf of Mode Mobile, Inc., I hereby request qualification of the above-referenced offering statement on Thursday, July 25, 2024 at 4:00pm, Eastern Time, or as soon thereafter as is practicable.

Sincerely,

/s/ Dan Novaes
Dan Novaes
Chief Executive Officer
Mode Mobile, Inc.

Cc:	Andrew Stephenson, Esq.
Geoffrey Ashburne, Esq
CrowdCheck Law LLP